Invest in Kingmakers Ops

Technology Infrastructure Main Street Services Operations

Own and operate a portfolio of small residential businesses

KINGMAKERS.CO SEATTLE WASHINGTON



KINGMAKERS OPS
We operate and grow residential services
businesses across the US



We see the next decade as a once in a lifetime opportunity to build a portfolio of world-class businesses. I grew up surrounded by small business and personally saw friends struggle to sell their successful companies. We created Kingmakers to help these owners retire and continue to improve the lives of their employees and communities.

Deven Soni Co-Founder @ Kingmakers Ops

Why you may want to invest in us...

1. Offers on 2 plumbing/HVAC businesses with $2.3M of revenue and $1M of EBITDA in 2019.
2. Strong team track record with 8 successful exits in the last 3 years.
3. Targeting essential services (plumbing/HVAC) with a $130B industry market size.
4. COVID-19 has created a strong buyers market — as aging owners rush to exit their business.
5. Founding team includes private equity veteran from Goldman Sachs and multiple serial entrepreneurs.
6. Culture of delighting employees and customers is a superpower in this industry.
7. Each company in our portfolio has a mandate to give back to their community.
8. Clear path to exit via strategic sale or IPO.

Why investors ❤ us

WE'VE RAISED $505,168 SINCE OUR FOUNDING

First and foremost, I invested in Kingmakers because of Deven. I've known Deven for over a decade and we worked together in venture capital. He is a brilliant entrepreneur who is passionate about traditional small businesses -- the ones that are part of our everyday life and are not served by venture capital.

The opportunity is tremendous. A generation of business founders is looking to transition ownership and retire, and at the same time there is a new generation of young, capable, and ambitious potential company owners. Kingmakers bridges the gap, making it possible for those companies to change hands, but most importantly, giving them the tools and support to thrive in the modern economy.

Neill Occhiogrosso Director of Investments, Johns Hopkins

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



I invested because locally owned businesses are the lifeblood of commerce in America, especially the trades. If your team implements the benefits for the owners to strike a deal with you, everybody wins. The onus, of course, is your team will make or break this venture. You must be all in and do what you promised and success is guaranteed. God speed!!!

Ben Serna

New to investing, just now starting to learn. Have a past history of success as a salesman but now retired.



I believe in small business and believe that tradespeople are going to be one of our few groups that have to exist in the future tech driven world. I'm a small fry with my $100 but happy to participate.

Shawn Smith

Enthusiast.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Deven Soni

Co-Founder

14 years of private equity and venture capital experience with Goldman Sachs, Highland Capital Partners, and Wired Investors. CoFounder of Sprayable Inc. (featured in thousands of media outlets including the New York Times, CNN, and Forbes).



Hayden Miyamoto

Co-Founder

Co-Founder of Wired Investors – a private equity firm focused on digital assets. Founder of NoHatDigital, a business incubator that launched thousands of micro-businesses and trained hundreds of individuals to become entrepreneurs.



Kylon Gienger

President

Kylon founded multiple businesses in the construction, real estate, and education industries with 3 successful exits. He also served in the U.S. Navy and is the founder and host of a popular business and education podcast.



Dmitri Kaminski

Director of Systems

Leads onboarding all new businesses into our systematic frameworks. Formerly COO of a leading real estate marketing agency in Canada. Strong expertise in software development, product management and digital marketing.



Amir Haboosheh

M&A Director

Amir was an investor in Kingmakers before joining the team. Former managing partner at Shircoo, a private equity firm based in Los Angeles – where he provided advisory and consulting services to companies seeking to conduct a public offering.



Vlad Rascanu

Head of Marketing

Digital marketing expert & serial entrepreneur. Launched and sold a successful digital marketing agency, ran marketing for a division of Expedia, and started another successful digital marketing agency – which he left to join Kingmakers.



Quinn Huffman

Director of Acquisitions

Leads deal sourcing efforts at Kingmakers. Formerly ran the records team at McMaster University, ran the largest medical resident matching program in Canada, and was responsible for the development and improvement of databases at ScoatiaBank.



Jeremy Hood

Head of Diligence

Jeremy is an accountant by training and started his career working with a top 30 accounting firm in Florida. He then served as the COO of a retail franchise before joining Kingmakers.

Downloads

Kingmakers Ops Wefunder Deck 2020

We buy, operate, and grow recession-resistant home services businesses

We Buy Great Businesses and Improve Them With Our Proprietary Playbook

What do We Do

Millions of small business owners will retire in the next 10 years (Covid-19 has accelerated this)

We identify the best of these businesses and buy them at great terms

We improve them using our playbook (modernize systems, grow marketing, invest in training)




GROWTH POTENTIAL
STRONG CULTURE
RECESSION-PROOF


KINGMAKERS

We Focus on Residential Home Services Companies

Business types

- Essential home services (HVAC, plumbing, roofing etc.)
- Cash flow greater than $500k/year
- Expandable via digital marketing
- Recession resistant (the product/ service will still be needed during a recession and can't be easily DIYed)
  - **A great indicator are businesses that are still operating during this pandemic**
- Owner is ready to retire and has often under-invested in growth

We Acquire, Systematize and Grow Them


What we do
Build trust by training owners to optimize their business and step away from the day-to-day operations (hire/train a CEO, invest in technology)
In exchange, get option to buy their businesses on favorable terms (strong seller financing, etc)
We then operate and scale portfolio of these systematized businesses under a unified brand
Aim to take the business public or sell to a strategic buyer

How Big Is This Market?


The 10-trillion-dollar opportunity
60% of US business owners will retire in the next 10 years
This represents over 10 trillion dollars worth of small businesses that need to switch hands
These businesses are unloved and undervalued (they sell for less than 3x annual cashflow)

COVID-19 Has Increased The Need For What We Do


The COVID-19 pandemic has accelerated the need for these businesses to switch hands
The virus is targeting the older generation that already wanted to retire and exit their business
The economic turmoil is creating further uncertainty and stress for business owners
This is motivating these owners to accelerate their transition plan - under any terms

How We Help Business Owners


This presents a major opportunity
for us to provide stability to businesses owners by helping them optimize their business and then retire on their own terms by exiting their business to us
OUT OF BUSINESS
OUT OF BUSINESS

What We Do In Detail


Our secret sauce is a combination of front-facing and invisible business optimizations
COMPANY
TEAM
CUSTOMERS
Developing systematic frameworks and training for running each key business process
An obsession with treating our employees well (health benefits, retirement plans, free snacks in the office, cash bonuses, etc)
An obsession with delighting our customers (above and beyond just solving their problem)
A data sharing platform for each company and team member to share their learnings across the entire portfolio
Attracting and motivating strong leaders and managers to manage the day to day of our businesses
Empowering our portfolio companies to methodically give back to their communities - and including their entire team in the process

- Systems & Training


Our superpower is using systems & training to optimize our portfolio
OUR KEY TRAINING PROCESSES INCLUDE:
• Sourcing and training a general manager
• Setting mission, vision, and long-term goals
• HR (job descriptions, KPIs, meeting rhythms, performance reviews)
• ERP (CRM, fleet mgmt, estimates, invoicing)
• Accounting and cashflow management
• Growth through digital marketing
• An ever-expanding repository of systems, templates and checklists to "fireproof" and automate a business
• A data sharing platform to share learnings, metrics, and strategies cross the portfolio

- **Hiring & Retention**

Hiring & retaining talent is a key differentiator to enabling growth

- The biggest challenge faced by home services companies is recruiting good technicians
- Every Kingmakers portfolio company is obsessed with identifying, hiring, and retaining top talent. We do this by:
  - Retaining a full-time staffer that turns recruiting into a constant process (not just an as-needed task)
  - Offering above market benefits (insurance, retirement, meals, flexible time off) to team members to encourage them to stay
  - We involve each team member in creating the company mission and culture
- We focus on technicians and leaders with strong technical and interpersonal skills

- **Serving Our Communities**

We delight our customers & serve our community because everyone has the responsibility to do more

- The majority of home services businesses tend to do the bare minimum when it comes to customer service
- There is an opportunity to do more - and actually delight our customers
- This has the added benefit of:
  - Increasing customer referrals
  - Improving customer reviews
  - Increasing brand and company value
- We believe it is the responsibility of every business to give back to their community
- Portfolio companies are empowered to give back. We provide training on identifying unique ways to contribute and involve team members in the process

These Efforts Make Our Businesses Resistant to Failure (Fireproof)

The result is a fireproof business

- De-Risked
- Systematized
- Strong Bench
- Growth Oriented



What This Looks Like For Customers

How we improve the customer experience

	AVERAGE COMPANY	KINGMAKERS COMPANY
BEFORE VISIT	Customers have little visibility into when (or if) technician arrives	Techs are always on time. Cutomer receives a text message when they're 15 mins away
DURING VISIT	Often come unprepared and need to return with necessary tools	Technician arrives with all tools to do the job. Brings an appropriate gift for pets/kids
AFTER VISIT	Messy workspace and non-guaranteed work	Immaculately cleaned workspace with a manager to call if any issues

What This Looks Like For The Team

How we improve the employee experience

	AVERAGE COMPANY	KINGMAKERS COMPANY
WORKPLACE	Chaos. Stacks of paper everywhere, unorganized warehouse, poor culture	Systems for document storage and retrieval. Bar-coded warehouse, free snacks/meals available in office
MANAGERS	Responsible for everything from recruiting, to HR to after hours emergencies	Well-defined support available around key functions (hiring, inbound calls, etc)
TECHNICIANS	Minimal benefits and little or no personal development focus	Paid training. Above market benefits (insurance, 401k) Community activities that give pride of employment

What This Looks LikeWith Technology & Marketing

How we improve technology & marketing

	AVERAGE COMPANY	KINGMAKERS COMPANY
TECHNOLOGY & INFRASTRUCTURE	Entire business run on paper. Use personal email addresses for business	Unified software platform that provides efficiency and redundancy to all aspects of business
MARKETING & ADVERTISING	Significant underinvestment and underanalysis of advertising initiatives	Sophisticated analysis of every dollar of ad spend - with an aim to maximize dollar profit
REVIEWS & REPUTATION	Minimal focus on customer satisfaction or reviews	Overarching focus on providing a 5-star experience. Strong reputation on all channels

About Kingmakers


How we improve technology & marketing
AVERAGE COMPANY
KINGMAKERS COMPANY
TECHNOLOGY & INFRASTRUCTURE
Entire business run on paper. Use personal email addresses for business
Unified software platform that provides efficiency and redundancy to all aspects of business
MARKETING & ADVERTISING
Significant underinvestment and underanalysis of advertising initiatives
Sophisticated analysis of every dollar of ad spend - with an aim to maximize dollar profit
REVIEWS & REPUTATION
Minimal focus on customer satisfaction or reviews
Overarching focus on providing a 5-star experience. Strong reputation on all channels

Corporate Overview


Overview of Kingmakers
We launched Kingmakers Inc. (parent company) in 2018 to provide training and systems to business buyers to help them acquire and grow businesses
We then invest in these businesses and aim to earn a minimum of $1mm over the first 10 years from each
We launched Kingmakers Ops to acquire our own portfolio of businesses to operate and scale using the same playbook
Kingmakers Ops works with business owners to create win-win exits - enabling them to retire on their own terms
This company is open for investment from unaccredited investors ($100 minimum)

Kingmakers Inc.
(Parent)

Kingmakers Inc. focuses on working with Acquisition Entrepreneurs to acquire and grow businesses, in exchange we make passive investments in those businesses



OUR MODEL
1
Identify the perfect buyers
2
Train buyers to succeed (Accelerate)
3
Identify & invest in the perfect business
4
Systematize and grow business
5
Share track record to attract buyers

Kingmakers Ops
(Subsidiary)

Kingmakers Ops focuses on providing stability and systematization to small business owners (in a few narrow verticles) in exchange for acquiring and operating their business



OUR MODEL
1
Identify business owners
2
Choose the highest-potential businesses
3
Build rapport
4
Acquire business on good terms
5
Build portfolio of successful recession-proof businesses

Why Now?

Why now?

- There is an opportunity for us to use our expertise to help thousands of business owners in a time of need
- We can help keep an aging, high-risk business owner population out of the workforce once their business is systematized and operated
- We can help them exit their business in a win-win transaction

Kingmakers Traction


Traction: In the last 6 months, Kingmakers & Kingmakers Ops has:
Raised $1.7mm to help business buyers acquire the right small business
Created a proprietary sourcing and deal scoring system that allows us to review over 1,000 businesses each month
Created systematic frameworks to identify, purchase, and grow these businesses
Created training programs for business owners and General Managers to sustainably operate these businesses
Invested in 5 businesses (with another under LOI), collectively earning $2mm+ per year in EBITDA
Generated $400k in one-time training revenue and $300k in recurring investment revenue

Our Track Record


Our track record since 2015
20 acquisitions
8 exits to date
Over $10mm invested

Exit Potential For Kingmakers Ops


Business overview & exit opportunities
Kingmakers Ops
Wholly owned subsidiary of Kingmakers Inc. Focused on wholly owned and operated businesses
Traction
Analyzed over 850 businesses with 2 offers outstanding (that generate $2.3mm of revenue & $1mm of EBITDA)
Exit Potential
Potential for public offering, strategic sale, or financial sale to a private equity firm once we reach $20mm+ in EBITDA

Investor Q&A

− COLLAPSE ALL

What does your company do?

Kingmakers acquires, systematizes and grows residential services businesses (with a focus on hvac and plumbing). We train owners to optimize their business and step away from the day-to-day operations and in exchange get the right to acquire the business on favorable terms (with heavy seller-financing). We focus on businesses with strong teams and a strong company culture. We then hire a world-class general manager and improve the business systems, human resources and marketing.

Where will your company be in 5 years?

1) Have a portfolio of recession-resistant small businesses that generate $20mm+ per year in EBITDA 2) Have each portfolio company to be systematized, focused on growth, with a strong leadership team and unified brand in place 3) Have each of our portfolio companies make measurable improvements to the lives of their employees and community members 4) Be in the process of filing for an IPO or other arranging another liquidity event for shareholders

Why did you choose this idea?

We see the next decade as a once in a lifetime opportunity to build a portfolio of world-class businesses. I grew up surrounded by small business and personally saw friends struggle to sell their successful companies. We created Kingmakers to help these owners retire and continue to improve the lives of their employees and communities.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

60% of all small businesses in America are owned by individuals that plan to retire in the next 10 years. This plus the Covid-19 pandemic is accelerating the need for these business owners to transition out of their businesses.

The current pandemic has also pushed away the majority of buyers - creating a strong buyers market
that didn't exist during the decade-long bull market.

The businesses we are targeting continue to generate sales and profits - and the pending recession will empower these businesses to hire better talent and take market share.

How far along are you? What's your biggest obstacle?

Kingmakers Inc. (the parent company) was founded in 2019. We have evaluated hundreds of businesses and invested in 5 to date.

Kingmakers Ops is a new entity that already has reviewed 863 potential acquisitions since February 1st, 2020 and has offers out to acquire 2 new businesses – which would immediately make the company profitable.

Who competes with you? What do you understand that they don't?

There are over 120,000 plumbing and hvac businesses in the US. It is a highly fragmented industry with few well-known leaders.

Our differentiators:
1) We're a mission with a company (not a company with a mission). Our mission is to improve the lives of every stakeholder in our organization (investors, employees, customers, and the local community).

2) We have an obsessive focus on systematic improvement and growth.

3) We are digital-native and have a deep understanding of digital marketing (which most 60-something business owners don't have).

4) We are obsessed with customer experience. Our goal is to delight every single customer we service.

5) We're in this for the long-haul. Our founders and team see this as company we will run for generations.

How will you make money?

Kingmakers is primarily focused on operating residential plumbing and hvac businesses.

These companies make money by conducting repairs and installations in individual homes.

The plumbing industry has a market size $120bn/year in the US and the HVAC industry has a market size of $16bn/year.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our major risks are:
1) Not being able to sufficiently capitalize the business to scale at the pace we are aiming for.

2) Not being able to find talent (management, employees) to support the growth of the business.

3) The United States enters a major depression where individuals cannot afford basic plumbing and air conditioning services.

4) The home warranty and insurance companies that often pay for the services that our portfolio delivers are unable to meet their obligations.

How many businesses does $1.07M buy you?

We can't say for certain, but we expect the down payment for each business to be about $200k. We hope to purchase 4 - 5 companies through the Wefunder raise funds, and then go on to raise $10M through a Reg A+ campaign in 2021.

What are the differences between Kingmakers Inc. and Kingmakers Ops

Kingmakers Inc. is focused on partnering with acquisition entrepreneurs to buy minority stakes in businesses as a passive investor.

Kingmakers Ops is focused on buying and operating businesses in the home services sector.

Why did we launch Kingmakers Ops

Our current corporate structure was not ideal to wholly operate businesses.

We also see significant opportunities in this market to build a portfolio that we fully control - where we can implement all of our business frameworks and growth experiments.

How does Kingmakers Ops interact financially with Kingmakers Inc.

The companies owned by Kingmakers Ops will be treated identically to other portfolio companies partnered with Kingmakers Inc.

Kingmakers Inc. will remain the majority owner Kingmakers Ops after this fundraise.

Kingmakes Inc. will charge a fair-market consulting rate for any work done by team members of Kingmakers Ops (which will be the same rate that Kingmakers Inc. charges other companies in its portfolio).

What do your business prospects look like today (in a world of Covid-19)?

- There are fewer businesses available for sale - as many business owners have paused their sales process until the market stabilizes.

- The businesses available for sale are more motivated to exit (with lower valuations and better terms).

- Financing is still available for business acquisitions - but is taking longer, and with stricter terms.

- The businesses we are evaluating are continuing to perform well - and are often running at capacity (with a need to hire more staff to scale).

Financials

Kingmakers Ops has financial statements ending March 31 2020. Our cash in hand is $10,000, as of April 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

March 27 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$10,000
Raised in 2020

$10,000
Cash on Hand
As of 04/10/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Kingmakers Ops acquires, systematizes and grows residential services businesses (with a focus on hvac & plumbing). The company is not an investment company because it wholly owns and operates the companies it acquires, rather than holding financial securities for investment purposes.

We train owners to optimize their business and step away from the day-to-day operations and in exchange get the right to acquire the business on favorable terms (with heavy seller-financing).

We focus on businesses with strong teams and a strong company culture. We then focus on improving the business systems, hiring and marketing.

In five years, we would like to (but can't guarantee):
1) Have a portfolio of recession-resistant small businesses that generate $20mm+ per year in EBITDA
2) Each portfolio company to be systematized, focused on growth, with a strong leadership team in place
3) Each of our portfolio companies to have made measurable improvements to the lives of their employees and community members
4) Be in the process of filing for an IPO or other arranging another liquidity event for unitholders

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Kingmakers Ops LLC was incorporated in the State of Delaware in March 2020. Kingmakers Ops LLC is a subsidiary of Kingmakers, Inc. Kingmakers Inc. is the majority owner of Kingmakers Ops LLC - and will own ~85% of the company after the successful completion of the $1.07mm regulation CF round. Kingmakers Inc. will provide consulting and training services to Kingmakers Ops portfolio companies at the same rate that Kingmakers Inc. charges its third-party partners (a pre-defined rate of $150-$200/hr). In addition, Kingmakers Inc. will charge Kingmakers Ops a monthly allocation expense that covers any shared expenses (office space, software, accounting/bookkeeping services, etc). That will be the only overlap between the 2 entities.

Since then, we have:

- Targeting essential services (plumbing/hvac) with a $130bn industry market size
- Offers out on 2 plumbing/hvac businesses with $2.3mm of revenue and $1mm of EBITDA in 2019
- Covid-19 has created a strong buyers market – as aging owners rush to exit their business
- Founding team includes private equity veteran from Goldman Sachs and multiple serial entrepreneurs
- Team has strong track record with 8 successful exits in the last 3 years

- Culture of delighting employees and customers is a superpower in this industry

- Each company in our portfolio has a mandate to give back to their community

Historical Results of Operations

Our company was organized in March 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended March 31, 2020, the Company had revenues of $0.

- *Assets.* As of March 31, 2020, the Company had total assets of $0, including $0 in cash.

- *Net Income.* The Company has had net income of $0 for 2020.

- *Liabilities.* The Company's liabilities totaled $0 for 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $10,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Kingmakers Ops LLC cash in hand is $10,000, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month. Our intent is to be profitable in 2 months.

Since April 2020, we have instituted an outbound marketing campaign to identify potential sellers. This is at a cost of ~$1,000/mo. That is the only cost in the business apart from those associated with the financing itself ($10k of legal, marketing, administrative costs).

We are close to a letter of intent on 1-2 businesses and expect to close on at least 2 acquisitions within the next 6 months. Each business would generate ~$120k-$140k/mo in revenue and $50k-75k/mo in ebitda per month. Either transaction would get the company to profitability.

We expect that our average down payment per deal will be $200k. With the reg cf raise ($1.07mm) we expect to be able to acquire 4-5 businesses. The other financing we would use would typically be seller/debt financing or bank financing. We hope (but cannot guarantee) to raise another round of capital via a Reg A+ campaign in 2021, for a maximum of $10M.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	N/A
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	$0	N/A
Revenue to Receivables:	**Debt Ratio:**	
~	N/A	

Kingmakers Ops LLC 2020 Review.pdf

Risks

1. The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, pandemics, and interest rates. Management believes that the niche products and services they market will insulate the Company from excessive reduced demand, but Kingmakers has no control over these economic changes.

2. The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

3. While the Company believes it can develop a customer base through the marketing and promotion of the Company's offerings, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its offering mix offers advantages over competitive companies, no assurance can be given that KINGMAKERS products and services will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

4. While there does exist some current competition, Management believes that the KINGMAKERS product and services line is unique and the expertise of Management combined with the innovative nature of its products and services will set the Company apart from its competitors. There is the possibility that new competitors could seize upon KINGMAKERS business ideas and produce competing products and services. Likewise, these new competitors could be better capitalized than KINGMAKERS which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of KINGMAKERS intended market.

5. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of investors in the company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

6. The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

7. The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its unitholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the offering hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

8. As of April 14, 2020, the Company's officers and directors owned a majority of the equity in the business. Upon completion of this Offering, the Company's Management will continue to own a majority of the outstanding equity and will be able to continue to control Kingmakers. Investors will own non-voting equity and will not have the ability to control either a vote of the Company's Unitholders or Board of Directors.

9. In certain cases, the Company may rely on trade secrets to protect proprietary technology and processes which the Company has developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior technology. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of technology information and data which may be deemed proprietary to others.

10. Purchasers of Units may experience dilution through additional Units issued by the Company at a later date.

11 An investment in the Company may be long term and illiquid. Prospective investors will be required to represent in writing that they are purchasing the securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

12 There is no current market for the securities offered in this private Offering and no market is expected to develop in the near future.

13 The securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, Investment Company Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Units.

14 The company being invested in is a subsidiary of Kingmakers Inc. This may limit the liquidity or exitability of the business. In addition, unitholders may have limited liquidity in the event of an exit or sale of the unitss of the parent company - Kingmakers Inc.

15 The company shares management, employees, expenses (marketing budget, software, contractors) with its parent company - KINGMAKERS INC. The allocation of costs of these resources across the parent and subsidiary will be based primarily on management judgement - and has the potential to be subjective.

16 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

17 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Hayden Miyamoto	Managing Member @ Kingmakers Ops LLC	2020
Deven Soni	Managing Member @ Kingmakers Ops LLC	2020

Officers

OFFICER	TITLE	JOINED
Hayden Miyamoto	Managing Member	2020
Deven Soni	Managing Member	2020
Kylon Gienger	President	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kingmakers Inc.	5,950,000 Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$461,888	SAFE
04/2020	$10,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Kingmakers Inc.	04/08/2020	$10,000	$10,000	0.0%	12/31/2020	Yes

Related Party Transactions

Name	Kingmakers Inc.
Amount Invested	$10,000
Transaction type	Loan
Issued	04/08/2020
Outstanding principal plus interest	$10,000 as of 04/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Parent Company

The loan was made to cover upfront expenses of the Kingmakers Ops, LLC fundraise. It is repayable upon the successful capitalization of Kingmakers Ops without any interest payments owed.

Use of Funds

$100,000	82.5% on deposits and downpayments to acquire businesses10% towards legal and entity setup.7.5% towards wefunder fees.
$1,070,000	60% on deposits and downpayments to acquire businesses 30% on working capital and expansion capital (marketing, etc) for acquired businesses 2.5% legal, entity setup, fundraise marketing7.5% towards wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Interests	7,000,000	5,950,000	Yes

The Funding Portal

Kingmakers Ops is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.